United States securities and exchange commission logo





                              January 27, 2023

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition IV Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
IV Co.
                                                            Registration
Statement on Form S-4
                                                            Filed December 30,
2022
                                                            File No. 333-269095

       Dear Gordon Roth:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed December 30, 2022

       General

   1. We note your disclosure that the initial stockholders have entered into an agreement to sell common stock and
private placement units to Tigo Energy, Inc. ("Tigo"). Please tell us how this agreement
complies with Rule 14e-5. Additionally clarify whether shareholders are being asked to vote
on this purchase and sale agreement.
   2. We note that Craig-Hallum Capital Group ("Craig-Hallum") was an underwriter for your
                                                        SPAC initial public
offering, and your disclosure indicates Craig-Hallum has advised on the business
combination transaction with the target company, for instance on pages 129 and 179. We also note
your disclosure that appears to indicate Craig-Hallum intends to waive the deferred
underwriting commissions that would otherwise be due to it upon the closing of the business
transaction, as a result of the BCMA termination agreement.
 Gordon Roth
Roth CH Acquisition IV Co.
January 27, 2023
Page 2
         Please tell us, with a view to disclosure, whether you have received notice from Craig-
         Hallam about it ceasing involvement in your transaction. We may have further comments in light of your response.
3. We note disclosure indicating that you and/or Tigo may sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.
4. Please disclose whether and how your business, products, or operations are materially impacted by supply chain disruptions, especially in light of Russia s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Prevention Act ("UFLPA"). For
         example, discuss whether you have or expect to:

                suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment;
                experience labor shortages that impact your business; experience cybersecurity attacks in your supply chain; experience higher costs due to constrained capacity or increased commodity prices or
              challenges sourcing materials;
                experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
                be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
Cover Page

5. We note the definition of "merger consideration" as 60 million shares of the combined company. Please revise to clarify whether the merger consideration is subject to increase or decrease based on the additional capital raised as described elsewhere, such as pages
         183 and 208.
Basis of Presentation and Glossary, page iv

6. Please revise the definition of "initial stockholders" to identify all of your initial
FirstName LastNameGordon Roth
       stockholders, and additionally clarify the extent to which the initial stockholders and the
Comapany    NameRoth
       sponsors  overlapCH
                         or Acquisition  IValso
                            differ. Please   Co. revise the definition of
"public stockholders" on
Januarypage  v to exclude
         27, 2023 Page 2 the sponsors and their affiliates, in order to avoid confusion.
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition IV Co. Roth
Comapany
January 27,NameRoth
            2023     CH Acquisition IV Co.
January
Page 3 27, 2023 Page 3
FirstName LastName
Cautionary Note Regarding Forward-Looking Statements, page vii

7. We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 in connection with the disclosure of the plans, strategies and prospects, both business and financial, of you and Tigo. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.
Questions and Answers, page ix

8. Please quantify the aggregate dollar amount and describe the nature of what the sponsors and their affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended (including the promissory note described on page 15), fees due (including as financial advisors), out-of-pocket expenses for which the sponsors and their affiliates are awaiting reimbursement, and the value of the shares to which Roth Capital Partners ("Roth") is entitled pursuant to the BCMA
         termination agreement. Provide similar disclosure for the company   s
officers and
         directors, if material.
9. Please revise your ownership table to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by or issuable to the initial stockholders, and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
10. Please disclose the sponsors and their affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, and including the maximum number of shares issuable under the BCMA termination agreement.
Summary, page 1

11. We note that Roth and Craig-Hallum were entitled to a deferred fee equal to 4.5% of the gross proceeds of your SPAC IPO pursuant to the business combination marketing agreement ("BCMA"). Please revise your disclosure to quantify the amount of this deferred fee and the value of the shares that Roth agreed to receive under the BCMA termination agreement (using a range as appropriate). Additionally describe the reasons why Craig-Hallum waived the deferred fee and Roth agreed to a reduced fee in the form of shares.
12. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition IV Co. Roth
Comapany
January 27,NameRoth
            2023     CH Acquisition IV Co.
January
Page 4 27, 2023 Page 4
FirstName LastName
13. We note your reference to non-redemption agreements. Please describe any consideration provided in exchange for the agreement by shareholders to waive their redemption rights in connection with the business combination.
14. Please revise the ownership diagrams on page 3 for consistency with the ownership tables within the questions and answers section. Include investors who acquire shares and/or convertible securities pursuant to additional financing in connection with the business combination, including Roth (making appropriate assumptions). Separately present percentages represented by convertible securities, either by footnote disclosure or a second set of diagrams, and identify all such securities (e.g., ROCG warrants held by public holders, ROCG warrants underlying private placement units, Tigo warrants or options (indicating whether any will remain outstanding following the business combination), any Tigo convertible securities issued or issuable pursuant to additional financing, etc.).
15. Please revise to disclose the number and percentage of shareholders who redeemed their shares in connection with the vote to approve the extension. Warrantholder Consent Agreement, page 13

16. We note your disclosure that Tigo warrant holders have delivered consent to exercise their warrants for Tigo shares, which will be cancelled and converted into the right to receive a portion of the merger consideration. Please revise to clarify if all outstanding Tigo warrants are subject to consent, and describe how any un-exercised Tigo warrants will be treated. Quantify the amount of merger consideration such warrant holders will receive, and revise disclosure elsewhere as appropriate, for instance the tables setting forth uses of funds on page 17.
Risk Factors, page 27

17. We note that you rely on suppliers concentrated in southeast Asia. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
We are exposed to general economic conditions and the fluctuations of interest and inflation rates may have an adverse effect..., page 42

18. We note your risk factor indicating that inflation could affect demand for your products.
         Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
We depend on sole-source and limited-source suppliers . . . . , page 46

19. Please revise the statement, "We depend on sole-source and limited-source suppliers for key components of our products, such as our lithium-ion batteries," to clearly disclose whether you have a sole source of lithium-ion batteries. Further describe the material
 Gordon Roth
Roth CH Acquisition IV Co.
January 27, 2023
Page 5
         provisions of your supply arrangements for key components and assess related risks to the combined company and shareholders.
The Proposed Charter will provide that the Court of Chancery . . . . , page 65

20. We note that disclosure here includes the clause, "(b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act,"
         which does not appear to be included in disclosure elsewhere (for instance on page 243) or within the combined company's charter; please reconcile. Please also add risk factor disclosure relating to the exclusive forum provision contained in the warrant agreement.
ROCG's Special Meeting of Stockholders, page 81

21. We note disclosure on page 81 that the (i) sponsors and your independent directors have agreed to vote in favor of the business combination and (ii) sponsors and your officers and directors intend to vote in favor of each proposal; please revise to clarify whether these involve different shares and commitments, and conform the disclosure regarding quorum requirements on page 82. Additionally reconcile statements throughout the registration statement regarding which parties have agreed to vote, for non-exclusive example on pages 20 and 111 (noting that the sponsors and initial shareholders do not appear to be identical). Disclose the number and percentage of shares held by public shareholders that is required to establish a quorum and approve each proposal, clearly stating if none are required, and additionally include this information within the questions and answers section. Update and otherwise reconcile the disclosure on page 111 that indicates 35.5%
         of public shares are required, as this seems inconsistent with disclosure elsewhere indicating that a majority vote is required and 58.4% of the shares have agreed to vote in favor.
22. Please revise your disclosure to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal.
Purchases of ROCG Shares, page 86

23. We note disclosure on page 61 regarding potential share purchases (including future purchase agreements) by the sponsors, Tigo, or their respective directors, officers, advisors or affiliates; disclosure on page 86 regarding such purchases by the sponsors,
       Tigo, the Tigo stockholders and/or their respective affiliates; and various references to forward purchase agreements, for instance on page 11. Please provide your analysis as on how such potential purchases and future/forward purchase agreements would comply with
       Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and
FirstName LastNameGordon Roth
       Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding
Comapany
       how NameRoth
            it applies toCH  Acquisition
                          your            IV Co.Revise your disclosure as
appropriate for
                                circumstances.
Januaryconsistency.
        27, 2023 Page 5
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition IV Co. Roth
Comapany
January 27,NameRoth
            2023     CH Acquisition IV Co.
January
Page 6 27, 2023 Page 6
FirstName LastName
Our Business Combination Process, page 107

24. Please update this and following sections to reflect the completion of your initial public offering, extension of the business combination deadline, and other current information in relation to your proposed business combination with Tigo. Please also define the term
         "Outside Date" on page 201.
Information About Tigo, page 131

25. We note the statement on page 135, "Our total addressable market is defined by our ability to compete on price and quality within the regions where we plan to do business," yet the
         $115 billion market opportunity that "Tigo has positioned itself to take advantage of"
         appears to represent global TAM. Please revise to specify the regions where Tigo expects to do business within the relevant timeframe and limit TAM to those regions.
         Additionally reconcile statements throughout regarding the continents and/or countries where Tigo has operations, for example on pages 33, 138, and 148.
26. We note references to both software-enabled products and services, for example on page
         44. Please revise disclosure in this section to clearly describe Tigo's software, including whether it is embedded within products and/or sold on a stand-alone basis, with or without related services. Describe the state of software development and commercialization.
         Clarify whether customers separately contract for products, software, and/or services, and whether any revenues are recurring. We note statements on page 136 that "Our EI solution is currently offered for residential markets only" and on page 148 that "We currently offer our EI software to both residential and commercial customers in the U.S.;"
         please revise to reconcile or clarify.
27. Please revise your disclosure to describe the acquired business of Foresight Energy Ltd.
         and whether and how this affects Tigo's existing operations described in this section.
         Disclose additional information regarding the acquisition, including the purchase price and percentage of Tigo shares issued.
28. Disclosure on page 141 refers to the introduction of larger PV modules with power levels over 600W, leading to market interest in higher power rating MLPE devices. Please revise to explain how this market trend relates to Tigo's products and services, indicating whether these are capable of operating at such high power levels. We further note disclosure on page 30 referring to potential in-country manufacturing requirements.
         Please revise your regulatory section to describe such requirements, indicating whether and how these are expected to affect Tigo's operations.
Tigo's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 153

29. We note your risk factor on page 45 related to the movements of the U.S. dollar against the Euro, the New Israeli Shekel, Yuan and other currencies in which you generate
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition IV Co. Roth
Comapany
January 27,NameRoth
            2023     CH Acquisition IV Co.
January
Page 7 27, 2023 Page 7
FirstName LastName
         revenues, incur expenses and maintain cash balances, and its effect on your profitability.
         Please expand your discussion of each component of your results of operations for each period presented to disclose the impact that foreign currency translations had on your results of operations.
30. You state on page 150 that you are experiencing an increase in overall operating and other costs as the result of higher inflation rates. Please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
31. Regarding your disclosure on page 150 that supply chain challenges and logistics constraints have caused delays in critical components and inventory, longer lead times, and have resulted in increased costs, please specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Management of the Combined Company Following the Business Combination, page 167

32. We note that Zvi Alon is identified as the Chairman of the Board of the combined company, and five director nominees are listed, yet six consents of director nominees, including Zvi Alon, were filed as exhibits to the registration statement. Please address this apparent inconsistency.
Executive Compensation, page 174

33. Please update your executive compensation information to reflect the fiscal year ended
         December 31, 2022.
The Business Combination
Background of the Business Combination, page 179

34. We note disclosure that appears to indicate that the SPAC IPO underwriters, Roth and Craig-Hallum, performed additional services after the IPO. Please revise your disclosure to clearly identify the role of each, including whether Roth and/or Craig-
         Hallum were appointed as financial advisor(s). Describe their respective services in connection with the business combination and additional financing, including the level of diligence performed. Describe and quantify the aggregate fees payable to each upon completion of the business combination, indicating any amount that is contingent thereupon.
35. We note the statement on page 124, that "ROCG does not believe that the conflicts of interest with its officers and directors impacted its search for an acquisition target."
         Please revise the disclosure throughout this section to highlight all material interests in the transaction held by the sponsors and your officers and directors. Describe, without limitation, the potential conflicts associated with certain parties serving in multiple roles
         (e.g., as your management, as sponsors and/or their affiliates, and/or as advisors). Clarify
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition IV Co. Roth
Comapany
January 27,NameRoth
            2023     CH Acquisition IV Co.
January
Page 8 27, 2023 Page 8
FirstName LastName
         how the board considered these conflicts in negotiating and recommending the business combination. Additionally add a separate risk factor addressing conflicts of interest and related material risks to the combined company and shareholders.
36. Please revise your disclosure to describe any discussions about the need to obtain additional financing for the combined company, such as the capital raise, and the negotiation/marketing process. Include, without limitation, disclosure regarding who selects potential investors; what relationships investors have to the SPAC, the sponsors, the target, their respective affiliates, and/or any placement agent; and how the terms of additional financing are determined.
37. Please revise to indicate whether the sponsors and management and affiliates have a track record with SPACs and, if so, provide balanced disclosure about this record and the outcomes of the prior transactions.
The Comparable Companies Approach, page 186

38. We note references to information presented by Craig-Hallum and Roth. Please include the disclosure required by Item 1015(b) of Regulation M-A, or tell us why you are not required to do so.
Recommendation of the ROCG Board of Directors . . . . , page 187

39. The negative factors considered by your board of directors appear general in nature, as they apply to a business combination with any target (with the exception of the third bullet point on page 189). Please revise to describe the specific factors that your board considered in relation to the proposed business combination with Tigo. In addition, revise to describe whether the board took the consideration to be paid for Tigo into account in recommending the business combination, including any changes in consideration in connection with the capital raise, and, if not, why not.
Certain Projected Information, page 190

40. We note that Tigo's Energy Intelligence solution is projected to account for approximately
         28% of revenue in 2023, although it constituted a de minimis amount in the first nine months of 2022, despite being introduced in the North American market in the last quarter of 2021. Please revise your disclosure to describe why this assumption is reasonable, including the factors or contingencies that would affect such growth from ultimately materializing. Additionally revise to disclose that projected operating income represents a change from Tigo's historic trend of operating loss, and to specifically describe the material assumptions that make this change in trend appropriate. Interest's of ROCG's Sponsors, Directors and Officers in the Business Combination, page 193

41. We note disclosure on page 248 that states, "Byron Roth, Gordon Roth and Aaron
         Gurewitz are affiliated with Roth, and John Lipman and Rick Hartfiel are affiliated with
 Gordon Roth
Roth CH Acquisition IV Co.
January 27, 2023
Page 9
         Craig-Hallum, in addition to being officers or directors (or both, in the case of Byron Roth and John Lipman), as applicable, of Tigo," and indicates such executives may benefit indirectly. Please revise your conflicts of interest disclosure to clarify the overlapping roles of management and more fully describe the nature of such indirect benefits, including description and quantification of "such fees" and "such amounts payable."
         Include appropriate risk factor disclosure.
Material U.S. Federal Income Tax Considerations, page 221

42. We note that the Agreement and Plan of Merger indicates the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
         Please revise the disclosure in this section to address Section 368(a) and any material consequences to shareholders, including revising the caption to refer to "Consequences"
         rather than "Considerations." Additionally file a tax opinion as an exhibit to the registration statement.
Description of Capital Stock of the Combined Company, page 240

43.      You disclose on page 243 that the Combined Company, the Sponsors and certain
         equityholders of Tigo will enter into a registration rights agreement at the closing of the business combination. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-
         1.
Report of Independent
FirstName               Registered
            LastNameGordon    RothPublic Accounting Firm, page F-37
Comapany
44.         NameRoth
       Please           CH Acquisition
               make arrangements        IV Co. auditor to revise its report to
indicate the city and
                                   with Tigo   s
Januarystate in which
         27, 2023 Pagethe
                        9 report was issued, as required by Rule 2-02(a) of
Regulation S-X.
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition IV Co. Roth
Comapany
January 27,NameRoth
            2023     CH Acquisition IV Co.
January
Page 10 27, 2023 Page 10
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing